EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	2017	2016	2015	2014	2013
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$1,871	$1,672	$1,530	$1,682	$1,665
Fixed charges excluding preferred stock dividends	273	253	217	261	304
Income for computation excluding interest on deposits	2,144	1,925	1,747	1,943	1,969
Interest expense excluding interest on deposits	217	196	159	204	249
One-third of rent expense	56	57	58	57	55
Preferred stock dividends	64	64	64	52	32
Fixed charges including preferred stock dividends	337	317	281	313	336
Ratio of earnings to fixed charges, excluding interest on deposits	6.37x	6.08x	6.21x	6.22x	5.86x
Including Interest on Deposits
Income from continuing operations before income taxes	$1,871	$1,672	$1,530	$1,682	$1,665
Fixed charges excluding preferred stock dividends	429	370	326	366	439
Income for computation including interest on deposits	2,300	2,042	1,856	2,048	2,104
Interest expense including interest on deposits	373	313	268	309	384
One-third of rent expense	56	57	58	57	55
Preferred stock dividends	64	64	64	52	32
Fixed charges including preferred stock dividends	493	434	390	418	471
Ratio of earnings to fixed charges, including interest on deposits	4.67x	4.71x	4.76x	4.90x	4.47x